September 21, 2016

Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Envestnet, Inc.
Form 10-K for the Year Ended December 31, 2015
Filed February 29, 2016
File No. 1-34835

Dear Ms. Thompson:

Thank you for your letter dated September 8, 2016 setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Annual Report on Form 10-K (the “Form 10-K”) for the year ended December 31, 2015 filed by Envestnet, Inc. (the “Company”) on February 29, 2016.

We appreciate the effort that went into the Staff’s comments.  We have reproduced the Staff’s comment letter below and have provided our responses following each comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 59

Comment:

1. Please revise your discussion of results of operations to provide more insight to your investors on the underlying causes of increases or decreases in the components of net income. When you identify intermediate causes of changes in revenues, such as an increase in Envestnet | Tamarac related revenue, please provide your readers with insight into the underlying drivers of those changes.

Response:

The Company acknowledges the Staff’s comment and in future filings will provide enhanced disclosures for the changes in each of the components of net income, including intermediate causes of changes in revenues.

Commitments, page 74

Comment:

2. Please include estimated interest payments on your term notes in your table of contractual obligations. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table or disclosed in the footnotes to this table using the same time frames stipulated in the table. Please also disclose any assumptions you made to derive these amounts. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. Refer to Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350.

Response:

The Company acknowledges the Staff’s comment and in future filings will provide a line item with estimated interest payments related to the Term Notes.  Because the actual interest payments on the term notes are dependent on applicable LIBOR rates and the Company’s total leverage ratio (which affects the applicable spread over LIBOR), the Company will include a footnote to the new line item substantially as follows:  “The estimated future interest payments related to the Term Notes assumes that future LIBOR rates and the Company’s total leverage ratio will remain the same as at December 31, 2015.  As a result, an overall interest rate of 3.5% was used to compute future estimated interest payments.”

Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Goodwill and Intangible Assets, page 88

Comment:

3. We note your date change for your annual impairment analysis from December 31 to October 31. Please tell us how you considered whether this is a change in accounting principle which requires a preferability letter from your auditors. Refer to ASC 250. Please also tell us, if known, whether the results of your goodwill impairment testing would have changed if performed at December 31, 2015.

Response:

The Company acknowledges the Staff’s comment and notes that the Company did consider whether the change was a change in accounting principle which would require a preferability letter from our auditor.  The date of the impairment analysis was changed from December 31 to October 31 in order to give management time to complete the analysis prior to year-end.  The Company concluded the change in goodwill impairment analysis date did not represent a material change to a method of applying an accounting principle, even though goodwill is material to the financial statements, because the change in impairment analysis date was not viewed to have a material effect on the financial statements.  The Company notes that the change in the annual impairment analysis was prominently disclosed in Footnote 2, page 88 of the Form 10-K.

The Company does not believe it would have reached a different conclusion regarding goodwill impairment had the date of the impairment analysis been maintained as December 31.

14. Earnings per Share, page 118

Comment:

4. We note that you account for the effect of the convertible notes on diluted net income per share using the treasury stock method since they may be settled in cash, shares or a combination thereof at your option. Please tell us how you considered applying the if-converted method when calculating diluted earnings per share. Specifically, tell us if you presume the convertible notes will be settled in common stock, and if so tell us the basis for your presumption. Refer to ASC 260-10-45-40 through 260-10-45-48.

Response:

In order to account for the effect of the convertible notes due December 2019 (the “Convertible Notes”) on diluted net income per share, the Company referred to the guidance contained within ASC 260-10-45-40 through 260-10-45-48.

The settlement method of the convertible notes is at the discretion of the Company. The Company’s stated policy is to settle the accreted debt component of the Convertible Notes in cash.  This policy is based both on the Company’s intent and the Company’s ability to settle the accreted debt component in cash, which are considered appropriate factors in the creation of a substantive policy based on a speech by the SEC Staff at the AICPA National Conference on Current SEC Developments in 2003.

For guidance on contracts that may be settled in stock or cash, the Company referenced the guidance within ASC 260-10-45-47 and 260-10-55-32 through 55-36A.  Per the aforementioned paragraphs, and specifically the table as illustrated within ASC 260-10-55-36A, the Company determined that the accreted debt component of the Convertible Notes, which is assumed to be settled in cash and is classified as a liability, does not require an adjustment to the numerator or the denominator for purposes of computing diluted earnings per share.

With respect to the portion of the convertible debt that is classified as equity, the dilutive effect of this type of convertible debt is limited to the conversion premium.  Management does not have an explicit policy and accounts for this portion under the treasury stock method.  At issuance of the convertible debt, the conversion price exceeded the price per share of the Company’s common stock, causing the effect of conversion feature to be anti-dilutive and therefore to be excluded from the calculation of diluted earnings per share. Until the price per share of the Company’s common stock exceeds the conversion price, the effect of the conversion feature is expected to be anti-dilutive and thus would continue to be excluded from the calculation of diluted earnings per share.

The Company will include additional language in the footnote disclosure to state the Company’s policy in future filings.

Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting, page 126

Comment:

5. Please provide a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant. Refer to Item 308(a)(1) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and in future filings will include the following disclosure:

“Our management is responsible for establishing and maintaining adequate internal control over financial reporting for our company.”

*     *     *     *     *

In connection with these responses, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss any of our responses with you if it would assist you or your team.  Please do not hesitate to contact the undersigned at (312) 827-3998.

Very truly yours,

/s/ Peter H. D’Arrigo
Peter H. D’Arrigo
Chief Financial Officer

cc:	Yong Kim
Lisa Sellars
Securities and Exchange Commission